Exhibit 99.91

DeFi Technologies’ Subsidiary Valour Inc. Reaches a Record of $C838 Million in AUM

●	Assets Under Management Growth: Valour has experienced a significant rise in its AUM, reaching a record of C$838 million. This represents an increase of 19.8% since February 28th and builds upon a 57.8% growth from January 2, 2024.

●	Surging Demand for Regulated Digital Asset Products: The surge in AUM highlights robust demand for Valour’s comprehensive suite of regulated exchange-traded digital asset products. This indicates the effectiveness of the company’s strategy in aligning offerings with investor interests. Recently launched ETPs include Valour Internet Computer (ICP), Valour Ripple (XRP), and Valour Binance (BNB) ETPs.

TORONTO, March 14, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: MB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, has reached $C838 million in assets under management (“AUM”) as of March 14th, up 19.8% from February 28th and marking a significant 57.8% increase since the beginning of the year.

This noteworthy growth underscores the increasing interest and confidence in the digital asset market. Valour’s expansion in AUM can be attributed to the consistent demand for its innovative ETP solutions among investors looking to gain exposure to digital assets in a regulated framework.

In addition to the notable growth in AUM, Valour has recently expanded its product lineup with the launch of several new exchange-traded products. These include Valour Internet Computer (ICP) Physical Staking, Valour Ripple (XRP), and Valour Binance (BNB) ETPs. These recent additions demonstrate Valour’s commitment to providing a diverse range of top investment opportunities in the digital asset space.

DeFi Technologies and Valour remain at the forefront of the evolving digital asset market, contributing to the mainstream adoption of digital assets through regulated, secure, and accessible investment products.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP and 1Valour Ethereum Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour Internet Computer (ICP) Physical Staking ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information, subscribe, or receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Offering; growth of AUM; breakdown of AUM holdings; development of ETPs; future demand for ETP’s; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities offered under the Offering have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Investor Relations

ir@defi.tech

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